

July 6, 2010

Mr. Jeffrey Hall
Executive Vice President and Chief Financial Officer
Express Scripts, Inc.
One Express Way
St. Louis, MO 63121

Re: Express Scripts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A filed March 24, 2010
File No. 000-20199

Dear Mr. Hall:

We have reviewed your June 14, 2010 response to our May 25, 2010 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Schedule 14A filed March 24, 2010

2009 Annual Bonus Plan Results, page 22

1. Notwithstanding the fact that the Committee did not consider the pre-determined individual goals in awarding annual incentive bonuses for 2009, please be advised that if performance goals were established for your named executive officers you are required to disclose in your Compensation Discussion and Analysis the specific goals and the degree of attainment of those goals. Therefore, if individual goals have been established by the Committee for 2010, whether strategic, financial or non-financial, you should be prepared to discuss these in your next proxy statement. As such, please confirm that your 2010 proxy statement will include a discussion of the detailed set of individual and corporate performance goals for each named executive officer and the extent to which each officer's performance met, exceeded or fell short of the goal(s). Also you should discuss how his or her level of performance related to the bonus ultimately awarded. To the

extent that pre-established goals and the executive's level of performance are quantifiable, the discussion in your proxy statement should also be quantified.

Form 10-K

Notes to Consolidated Financial Statements
3. Changes in business
Acquisitions, page 53

2. It appears from your responses to the first and third bullets of our previous comment four that you did not assign value to the non-contractual customer relationships with patients. Please explain to us your consideration of recording an intangible asset for these customer relationships. Please see ASC 805-20-55-27.

3. We acknowledge your response to our previous comment five. Please explain to us how you considered the tax deductibility of intangible assets as a result of the Section 338(h)(10) of the Internal Revenue Code in your valuation of all intangible assets acquired. In this regard, it appears that the higher price you were willing to pay as a result of the tax deductibility is subsumed in goodwill as a residual, while a market participant may be willing to assign a higher value to an intangible asset that is tax deductible.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant